UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Plei, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 24, 2017

Physical address of issuer
7501 SW 117th Ave , #830242, Miami, FL 33283

Current number of employees
11

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$542,799.93	$754,295.69
Cash & Cash Equivalents	$359,882.03	$711,534.14
Accounts Receivable	$3,838.00	$0.00
Short-term Debt	$56,178.69	-$16,420.63
Long-term Debt	$1,397,940.56	$1,169,015.59
Revenues/Sales	$7,854,600.83	$4,541,864.10
Cost of Goods Sold	$5,776,006.26	$3,146,964.80
Taxes Paid	$0.00	$0.00
Net Income	-$1,462,272.32	$211,028.21

June 4, 2025

FORM C-AR

Plei, Inc.



   This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Plei, Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.plei.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 4, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Plei, Inc. (the "Company") is a Delaware Corporation, formed on January 24, 2017.

The Company is located at 7501 SW 117th Ave , #830242, Miami, FL 33283.

The Company's website is https://www.plei.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Plei, Inc. is a sports technology company revolutionizing how amateur soccer is played, organized, and monetized. We generate revenue through a SaaS platform (Plei System) used by soccer facilities to manage operations, and a consumer app (Plei App) where players pay to instantly join pickup soccer games that we organize at partner facilities.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risk Factors
Plei remains an early-stage company, and while we've made progress in expanding our user base and improving operations, we are still in the process of validating our long-term business model and financial sustainability. The following risks could materially affect our future performance:

Limited Operating History and Business Model Risk

Our success depends on continued user growth, facility partnerships, and consistent engagement across markets. As such, we face the common challenges associated with early-stage startups, including uncertainty around profitability and scaling efficiently.

Liquidity and Capital Requirements

We have raised capital through Regulation Crowdfunding and SAFE instruments, but we have not yet completed a Series A or other institutional round. Our ability to sustain and scale operations is dependent on securing additional funding.

Operational and Infrastructure Challenges

As we expand into more cities and introduce new game formats (including public park and organizer-led games), we face operational complexity around logistics, quality control, and technology scaling. Inconsistent service or execution may impact user retention and brand trust.

Platform and Technology Dependence

Our business is deeply dependent on the functionality of the Plei App and our internal "Plei System." Any outages, bugs, security breaches, or delays in deployment can directly affect operations and user experience.

Evolving Data Privacy and Compliance Risks

We collect and store sensitive personal data and are subject to evolving privacy laws, such as GDPR and U.S. state-level regulations.

Macroeconomic and External Events

Global disruptions, including pandemics, geopolitical events, or economic downturns, can impact recreational spending, facility access, or overall user engagement. These factors may also affect our ability to raise capital in the future.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Plei, Inc. is a sports technology company revolutionizing how amateur soccer is played, organized, and monetized. We generate revenue through a SaaS platform (Plei System) used by soccer facilities to manage operations, and a consumer app (Plei App) where players pay to instantly join pickup soccer games that we organize at partner facilities.

Business Plan

Plei operates at the intersection of software and sports. We partner with soccer facilities across the U.S. and Canada to host pickup soccer games, which players discover and join through the Plei App. Our revenue model includes:

Game Revenue – We reserve field time from our facility partners and host paid games on the Plei App, keeping the margin between what we charge players and what we pay facilities.

SaaS Subscriptions – Facilities can also subscribe to the Plei System, our operations management software, to handle bookings, staff, payments, and more.

Transaction Fees – We charge a service fee on all credit card transactions processed through our platform.

Brand Partnerships – We partner with brands to run integrated marketing campaigns and activations directly inside our ecosystem, reaching a highly engaged and location-based soccer audience.

This multi-pronged approach allows us to scale efficiently while driving value for players, facility partners, and brands alike.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alejandro Duque

All positions and offices held with the Company and date such position(s) was held with start and ending dates

January 2017 – Present: Plei, Inc., Co- Founder, Chief Operating Officer and Board of Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2017 – Present: Plei, Inc., Co- Founder, Chief Operating Officer and Board of Director Responsibilities: Responsible for overseeing the day-to-day operations of the company, ensuring efficient and effective execution of business strategies, managing resources, and driving operational excellence to achieve organizational goals.

Education

Florida International University, Accounting (2006-2008; no degree was earned due to leaving college to become an entrepreneur)

Name

Sebastian Duque

All positions and offices held with the Company and date such position(s) was held with start and ending dates

January 2017 – Present: Plei, Inc., Co- Founder, CEO and Board of Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2017 – Present: Plei, Inc., Co- Founder, CEO and Board of Director Responsibilities: Responsible for providing strategic leadership and making key decisions to drive the overall success of the organization, while effectively managing operations, resources, and stakeholders to achieve sustainable growth.

Education

Bachelors, Business Administration, International Business and Management, Loyola University Maryland (2015)

Name

Patricia Duque

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2021- Present: Plei, Inc., Board of Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

June 1998 – May 2023: Express Insurance, Inc., Insurance agent Responsibilities: Responsible for promoting the insurance agency to customers who need insurance, networking with potential customers, educating customers on each type of insurance coverage and making recommendations based on their needs, evaluating current insurance policies and recommending additional coverage when needed. Agents must evaluate the needs of their clients and propose plans that will meet the criteria, as well as the clients' financial status. Agents also collaborate with other insurance agents to target pre-decided prospects. May 2021- Present: Plei, Inc., Board of Director Responsibilities: Responsible for providing strategic guidance and oversight to the company, making key decisions, and representing the interests of shareholders. Directors play a crucial role in corporate governance, setting the company's direction, and ensuring its long-term success.

Education

N/A

Name

Orlando Duque

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2021 – Present: Plei, Inc., Board of Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

June 1998 - May 2021: Express Insurance, Inc., Insurance agent Responsible for promoting the insurance agency to customers who need insurance, networking with potential customers, educating customers on each type of insurance coverage and making recommendations based on their needs, evaluating current insurance policies and recommending additional coverage when needed. Agents must evaluate the needs of their clients and propose plans that will meet the criteria, as well as the clients' financial status. Agents also collaborate with other insurance agents to target pre-decided prospects. May 2021 – Present: Plei, Inc., Board of Director Responsibilities: Responsible for providing strategic guidance and oversight to the company, making key decisions, and representing the interests of shareholders. Directors play a crucial role in corporate governance, setting the company's direction, and ensuring its long-term success.

Education

N/A

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alejandro Duque

All positions and offices held with the Company and date such position(s) was held with start and ending dates

January 2017 – Present: Plei, Inc., Co- Founder, Chief Operating Officer and Board of Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2017 – Present: Plei, Inc., Co- Founder, Chief Operating Officer and Board of Director Responsibilities: Responsible for overseeing the day-to-day operations of the company, ensuring efficient and effective execution of business strategies, managing resources, and driving operational excellence to achieve organizational goals.

Education

Florida International University, Accounting (2006-2008; no degree was earned due to leaving college to become an entrepreneur)

Name

Sebastian Duque

All positions and offices held with the Company and date such position(s) was held with start and ending dates

January 2017 – Present: Plei, Inc., Co- Founder, CEO and Board of Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2017 – Present: Plei, Inc., Co- Founder, CEO and Board of Director Responsibilities: Responsible for providing strategic leadership and making key decisions to drive the overall success of the organization, while effectively managing operations, resources, and stakeholders to achieve sustainable growth.

Education

Bachelors, Business Administration, International Business and Management, Loyola University Maryland (2015)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,065,000
Voting Rights	1 vote per share
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may decide to issue more Common Stock which may dilute the Security. The holders of the Issuer's Common Stock have the power to elect the Board of Directors of the Issuer; control of the Issuer is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Issuer, including no antidilution rights, inspection rights or information rights.
Other Material Terms or information.	

Type of security	SAFE-1 (Republic) SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer's Board of Directors may decide at some point in the future to issue additional shares of Capital Stock, which may dilute the value of the Crowd SAFE. The percentage ownership represented by shares of the CF Shadow Series into which the Series 2020 Crowd SAFEs are convertible is subject to, among other things, the price per share at which the offering that triggers such convertibility is conducted. A conversion price of $1.00 will result in 107,149 shares of Capital Stock being issued pursuant to the conversion. A lower conversion price will result in proportionally more shares being issued, and a higher conversion price will result in proportionally less shares issued.

Other Material Terms or information.	All capitalized terms used but not otherwise defined herein have the meanings set forth in the 2020 Crowd SAFE. The "Discount" is 20%. The "Valuation Cap" is $10,000,000. If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)- (d) of the Crowd SAFE ("First Equity Financing"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price"). If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with Section 1(b)(i) of the Crowd SAFE, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b) of the Crowd SAFE, subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for

	distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock. * The percentage assumes conversion of the Crowd SAFEs at the Valuation Cap in a $1M capital raise at a Pre- Money Valuation of $20,000,000.
Value of SAFE or Convertible Notes	$118,900

Type of security	CN 1, CN 2, CN 3 Convertible Notes
Amount outstanding	$154,000
Voting Rights	No, but voting rights may be granted upon conversion into shares.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the conversion of such additional Convertible Notes or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms or information.	The convertible notes have a 1% interest rate per annum and have a maturity date of December 31, 2025. They are convertible into preferred shares at a conversion price. The conversion price is defined as lesser of 77% of the lowest per share selling price of shares in the next financing and Conversion Cap Price; the Conversion Cap Price means the Conversion Cap (as defined below) divided by the number of the then Outstanding Securities. Since the conversion feature is convertible into variable number of shares and does not have fixed- for-fixed features, the conversion feature was not bifurcated and recorded separately. The Conversion Cap is $4,000,000. * The percentage assumes conversion of the convertible notes at the Conversion Cap in a $1M capital raise at a Pre-Money Valuation of $20,000,000.
Value of SAFE or Convertible Notes	$154,000

Type of security	SAFE-2 (Republic) SAFE (Simple Agreement for Future Equity)
Amount outstanding	$957,600.77
Voting Rights	None.
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	The Issuer does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference. The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.
Value of SAFE or Convertible Notes	$957,600.77

Type of security	SAFE-3 SAFE (Simple Agreement for Future Equity)
Amount outstanding	$250,000.00
Voting Rights	None.
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$250,000.00

Type of security	SAFE-4 SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$150,000.00

Type of security	SAFE-5 SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$75,000.00

Type of security	SAFE-6 SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$150,000.00

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$350,000.00

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$100,000.00

The Company has the following debt outstanding:

Type of debt	Friends and Family - Shareholder Loans
Name of creditor	Duque Family
Amount outstanding	$596.30
Interest rate and payment schedule	The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.
Amortization schedule	
Describe any collateral or security	None.
Maturity date	
Other material terms	Date entered Into: February 28, 2019

Type of debt	Bank loan
Name of creditor	Small Business Administration
Amount outstanding	$205,000.00
Interest rate and payment schedule	3.75% per annum; $1,019.00 monthly installment payments
Amortization schedule	
Describe any collateral or security	The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Maturity date	June 29, 2051
Other material terms	Borrower will use all the proceeds of this Loan solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter and to pay Uniform Commercial Code (UCC) lien filing fees and a third-party UCC handling charge of $100 Borrower will not, without the prior written consent of SBA, make any distribution of Borrower's assets, or give any preferential treatment, make any advance, directly or indirectly, by way of loan, gift, bonus, or otherwise, to any owner or partner or any of its employees, or to any company directly or indirectly controlling or affiliated with or

	controlled by Borrower, or any other company. Borrower will not sell or transfer any collateral (except normal inventory turnover in the ordinary course of business) described in the "Collateral" paragraph hereof without the prior written consent of SBA. Borrower will neither seek nor accept future advances under any superior liens on the collateral securing this Loan without the prior written consent of SBA.

Type of debt	Friends and Family - Shareholder Loans
Name of creditor	Duque Family
Amount outstanding	$250,000
Interest rate and payment schedule	The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Friends and Family - Shareholder Loans
Name of creditor	Duque Family
Amount outstanding	$250,000
Interest rate and payment schedule	$250,000 at an 8% annual interest rate
Amortization schedule	Repayment structured as 12 months of interest-only payments of $1,666.67 followed by 60 months of principal and interest payments in the amount of $5,069.10. The loan includes no prepayment penalty, late fees for missed payments, and will be governed by Florida law without any equity conversion rights.
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $705,596.30.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	296	$118,900.00	Intermediary Fees; Staffing; Marketing; Travel; Research and Development	January 23, 2020	Regulation CF
SAFE (Simple Agreement for Future Equity)	429	$957,600.77	Intermediary Fees, Staffing, Marketing, Travel, Research & Development	September 12, 2023	Regulation CF

Ownership

A majority of the Company is owned by a few people, Sebastian Duque and Alejandro Duque.As of May 23, 2025, Plei, Inc. has a total of 5,065,000 common shares outstanding. The ownership is distributed among three primary shareholders: • Sebastian Duque holds 3,100,000 shares, representing approximately 61.2% of the company on a fully diluted basis. • Alejandro Duque holds 1,165,000 shares, representing approximately 23.0%. • Patricia and Orlando Duque, as joint tenants with right of survivorship, collectively hold 800,000 shares, representing approximately 15.8%.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Sebastian Duque	61.2%
Alejandro Duque	23.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Liquidity Plei has continued to grow its topline revenue, reaching $7.8M in 2024. We've maintained steady cash flow through a mix of operational improvements and strategic fundraising. While investments in technology and market expansion have occasionally created liquidity pressure, we've successfully addressed this through our Series A round and improved cost controls. In 2025, we implemented a company-wide restructuring plan that reduced annual operating expenses by nearly $200K. We also optimized vendor relationships, restructured internal teams, and strengthened financial reporting. These changes have improved our financial resilience and extended our runway. Capital Resources Plei's capital resources include equity investments raised via Regulated Crowdfunding via Republic. In addition to this, we generate recurring revenue by increasing games, partnerships, and new monetization features on the platform. Capital from our latest raise has been used to strengthen the product, expand markets, and stabilize operations. Historical Results of Operations Plei has grown significantly since 2021, increasing revenue from $790K to $4.5M in 2023, and $7.8M in 2024. Expenses have grown in parallel due to increased investment in product development, team expansion, and marketing. Despite this, margins have improved thanks to operational efficiency initiatives launched in early 2025. Key drivers of financial performance include stronger retention, growth in facility partnerships, and increased frequency of games per user. Our technology investments have also yielded better cost-to-serve metrics across high-performing regions. Operational Challenges As we've scaled, we've encountered challenges in maintaining consistency across regions, managing sports facility integrations, and balancing tech scalability with cost. In response, we've realigned teams, built new internal processes for game ops, and invested in stronger project management and engineering practices. We've also faced the need to reduce underperforming roles and streamline functions, which we managed through a cost-saving reorganization without disrupting customer experience. Market Challenges Competition continues to be a key challenge, particularly in new markets outside of the US. We've responded by emphasizing our unique community experience and improving organizer-led game options. We also continue to adapt to evolving data privacy regulations and local facility requirements, particularly in international expansion planning. Strategic Initiatives Key initiatives include: • Expansion of public park games and organizer-led models • Upgrades to the internal game operations to improve booking efficiency • Enhanced data and engineering infrastructure following an internal audit • Strategic hiring aligned with margin and growth targets • Stronger alignment between product, marketing, and customer operations These efforts have laid the foundation for long-term scalability and positioned us for the next phase of growth.

Steps to Achieve, Maintain, or Improve Profitability Enhancing Revenue Streams: - Continue expanding our user base and increasing game frequency on the Plei App. - Develop and introduce new game formats and features to attract more players. - Strengthen partnerships with sports facilities to increase game availability and revenue-sharing opportunities. Optimizing Operational Efficiency: - Invest in technology upgrades to streamline operations and reduce costs. - Implement data-driven decision-making to optimize resource allocation and improve efficiency. - Enhance training and development programs for staff to improve service delivery and operational effectiveness. Cost Management: - Monitor and control operational expenses by renegotiating vendor contracts and optimizing supply management. - Implement lean management practices to reduce waste and improve productivity. Strategic Marketing and Brand Building: - Increase marketing efforts to boost brand recognition and attract new users. - Leverage social media and community engagement to foster loyalty and retention.

Liquidity and Capital Resources

On January 23, 2020 the Company conducted an offering pursuant to Regulation CF and raised $118,900.00.

On September 12, 2023 the Company conducted an offering pursuant to Regulation CF and raised $957,600.77.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Duque family
Relationship to the Company	Board of Directors
Total amount of money involved	$301,206
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	N/A
Description of the transaction	During 2019, the Issuer borrowed money from its shareholders, Duque family members, in the aggregate amount of $301,206. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of the date hereof, the outstanding balance of the loans is $596.30.
Related Person/Entity	Duque family
Relationship to the Company	Board of Directors
Total amount of money involved	$250,000
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	N/A
Description of the transaction	During 2025, the Issuer borrowed money from its shareholders, Duque family members, in the aggregate amount of $250,000. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of the date hereof, the outstanding balance of the loans is $250,000

Related Person/Entity	Duque family
Relationship to the Company	Board of Directors
Total amount of money involved	$250,000
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	N/A

Description of the transaction

During 2025, the Issuer borrowed money from its shareholders, Duque family members, in the aggregate amount of $250,000. $250,000 at an 8% annual interest rate, with repayment structured as 12 months of interest-only payments of $1,666.67 followed by 60 months of principal and interest payments in the amount of $5,069.10. The loan includes no prepayment penalty, late fees for missed payments, and will be governed by Florida law without any equity conversion rights.

/s/Alejandro DuqueConflicts of Interest   (Signature)

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Alejandro Duque(Name)COO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Balance Sheet

PLEI, INC.

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
1130 Chase 5312	428,811.51
1140 Wells Fargo Checking (6557)	29,280.89
1150 QuickBooks Checking Account	203,115.17
1160 Paypal	326.57
1170 Coinbase	50,000.00
1180 Invoice Payments Clearing	
1181 PayCheck	
Total for Bank Accounts	**$711,534.14**
Accounts Receivable	
1200 Accounts Receivable	
AR (deleted)	
Total for Accounts Receivable	**0**
Other Current Assets	
1300 Prepaid Expenses	2,287.63
1310 Unbilled Revenue	
1320 Undeposited Funds	
1330 Inventory	0
1331 Shopify Inventory	5,058.50
1332 Onboard CC Inventory	910.60
Total for 1330 Inventory	**$5,969.10**
1350 Clearing Accounts	0
1311 Stripe Clearing	
1352 Facilities Clearing	23,263.32
1353 Shopify Clearing	832.13
Total for 1350 Clearing Accounts	**$24,095.45**
1390 Due from Owner	
Uncategorized Asset	
Total for Other Current Assets	**$32,352.18**
Total for Current Assets	**$743,886.32**
Fixed Assets	
Other Assets	
1510 Security Deposits	10,174.50
1520 Escrow	234.87
1530 Equipment	
Total for Other Assets	**$10,409.37**
Total for Assets	**$754,295.69**

Balance Sheet

PLEI, INC.

As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	6,000.00
Total for Accounts Payable	**$6,000.00**
Credit Cards	
Other Current Liabilities	
2130 Accrued Expenses	
2140 Deferred Revenue	
2141 Player Payment Clearing	-21,957.38
2143 Hosting Clearing	5,295.00
2160 Sales Tax Payable	241.75
Total for Other Current Liabilities	**-$16,420.63**
Total for Current Liabilities	**-$10,420.63**
Long-term Liabilities	
2210 Notes Payable	0
2211 Note Payable - TM	
Total for 2210 Notes Payable	**0**
2220 EIDL Loan	211,085.79
2300 Loans from Founders	169,862.44
2400 Crowdfunding	602,567.28
2500 Convertible Notes	154,000.00
2990 Accrued Interest Expense	31,500.08
Total for Long-term Liabilities	**$1,169,015.59**
Total for Liabilities	**$1,158,594.96**
Equity	
3800 Retained Earnings	-709,327.48
Net Income	205,028.21
3900 SAFE	100,000.00
Total for Equity	**-$404,299.27**
Total for Liabilities and Equity	**$754,295.69**

Profit and Loss

PLEI, INC.
January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
4000 Income	0
4100 Plei App Revenue	4,254,018.45
4150 League Revenue	1,449.99
4200 Subscription Revenue	36,952.61
4300 Processing Revenue	344,223.55
4400 Services Revenue	2,293.40
4600 Cancellation Fee	90,668.82
4700 Merchandise Sales	0
4701 Merchandise Sales - Jersey	67,823.08
4703 Product Discount	-66,406.36
Total for 4700 Merchandise Sales	**$1,416.72**
4710 Shipping Income	7,084.00
4850 Refunds	-54,231.56
4860 Discounts	-142,011.88
Total for 4000 Income	**$4,541,864.10**
Total for Income	**$4,541,864.10**
Cost of Goods Sold	
5000 Cost of Goods Sold	0
5100 Hosting Fees	7,375.99
5400 Player Rev Share	2,801,783.85
5500 Merchant Processing Fees (Players)	155,402.03
5600 Merchant Processing Fees (Facilities)	154,157.49
5700 Product Cost	18,136.00
5710 Shipping Cost	10,109.44
Total for 5000 Cost of Goods Sold	**$3,146,964.80**
Total for Cost of Goods Sold	**$3,146,964.80**
Gross Profit	**$1,394,899.30**
Expenses	
6100 Marketing	0
6120 Marketing Contractors	92,059.01
6125 PR Brand	499.00
6130 Advertising	373,049.65
6140 Marketing T&E	$119.88
6141 Marketing Travel	
Total for 6140 Marketing T&E	**$119.88**
6150 Promos, Samples, Collateral	167.14
6160 Events/Sponsorships	12,045.66
6199 Misc Marketing	632.48
Total for 6100 Marketing	**$478,572.82**

Profit and Loss

PLEI, INC.

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
6200 Operations	0
6220 Operations Contractors	0
6221 Customer Support Contractors	105,434.41
6222 Event Hosts	11,047.58
Total for 6220 Operations Contractors	**$116,481.99**
Total for 6200 Operations	**$116,481.99**
6300 Sales	0
6320 Sales Contractors	13,384.95
Total for 6300 Sales	**$13,384.95**
6400 Product & Engineering	0
6420 Product & Engineering Contractors	455,389.58
6440 Product & Engineering Software	23,134.97
Total for 6400 Product & Engineering	**$478,524.55**
7000 General and Administrative	0
7200 G&A T&E	0
7210 G&A Travel	14,792.74
7220 G&A Meals	1,358.83
Total for 7200 G&A T&E	**$16,151.57**
7300 Professional Fees	0
7310 Finance and Accounting	12,768.32
7320 Legal	8,524.00
Total for 7300 Professional Fees	**$21,292.32**
7400 Administrative	0
7401 Rent	318.64
7405 Utilities	782.31
7410 Hardware	49.56
7420 Software & Subscriptions	38,375.58
7430 Supplies	4,151.50
Total for 7400 Administrative	**$43,677.59**
7600 Bank & Merchant Fees	0
7610 Bank Fees	2,006.79
7620 Merchant Fees	428.14
Total for 7600 Bank & Merchant Fees	**$2,434.93**
7710 Licenses and Permits	850.00
7720 Insurance	7,472.74
7990 Misc G&A	
Total for 7000 General and Administrative	**$91,879.15**
Total for Expenses	**$1,178,843.46**
Net Operating Income	**$216,055.84**

DISTRIBUTION ACCOUNT	TOTAL
Other Income	
8000 Other Income	0
8120 Interest Income	57.56
Total for 8000 Other Income	**$57.56**
Total for Other Income	**$57.56**
Other Expenses	
8200 Other Expenses	0
8220 Interest Expense	10,941.52
8260 Reconciliation Discrepancies	143.67
Total for 8200 Other Expenses	**$11,085.19**
Total for Other Expenses	**$11,085.19**
Net Other Income	**-$11,027.63**
Net Income	**$205,028.21**

PLEI, INC.

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	205,028.21
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	0.00
1300 Prepaid Expenses	-2,287.63
1331 Inventory:Shopify Inventory	-1,156.50
1332 Inventory:Onboard CC Inventory	456.40
1352 Clearing Accounts:Facilities Clearing	-5,652.95
1353 Clearing Accounts:Shopify Clearing	-859.75
2100 Accounts Payable	6,000.00
2130 Accrued Expenses	0.00
2140 Deferred Revenue	0.00
2141 Player Payment Clearing	-47,397.18
2143 Hosting Clearing	5,295.00
2160 Sales Tax Payable	197.34
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-45,405.27**
Net cash provided by operating activities	**$159,622.94**
INVESTING ACTIVITIES	
1510 Security Deposits	-10,174.50
Net cash provided by investing activities	**$ -10,174.50**
FINANCING ACTIVITIES	
2211 Notes Payable:Note Payable - TM	-16,792.63
2220 EIDL Loan	-4,666.52
2300 Loans from Founders	-131,343.70
2400 Crowdfunding	495,418.65
2990 Accrued Interest Expense	3,080.04
3900 SAFE	100,000.00
Net cash provided by financing activities	**$445,695.84**
NET CASH INCREASE FOR PERIOD	**$595,144.28**
Cash at beginning of period	116,389.86
CASH AT END OF PERIOD	**$711,534.14**

Profit and Loss

PLEI, INC.

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
4000 Income	0
4100 Plei App Revenue	7,643,494.41
4200 Subscription Revenue	40,601.50
4300 Processing Revenue	369,884.97
4400 Services Revenue	1,732.00
4500 Partnership Revenue	38,777.70
4600 Cancellation Fee	221,901.20
4700 Merchandise Sales	0
4701 Merchandise Sales - Jersey	213,825.98
4702 Merchandise Sales - Onboard CC	358.48
4703 Product Discount	-209,933.82
Total for 4700 Merchandise Sales	**$4,250.64**
4710 Shipping Income	10,887.97
4850 Refunds	-91,914.05
4860 Discounts	-385,015.51
Total for 4000 Income	**$7,854,600.83**
Total for Income	**$7,854,600.83**
Cost of Goods Sold	
5000 Cost of Goods Sold	0
5100 Hosting Fees	12,946.66
5300 Partnership Cost	0
5325 Partnership Contractors	33,949.99
Total for 5300 Partnership Cost	**$33,949.99**
5400 Player Rev Share	5,110,887.83
5500 Merchant Processing Fees (Players)	305,660.85
5600 Merchant Processing Fees (Facilities)	186,006.80
5700 Product Cost	60,716.17
5710 Shipping Cost	25,667.89
5800 Software	38,596.64
5900 Inventory Adjustment	1,573.43
Total for 5000 Cost of Goods Sold	**$5,776,006.26**
Total for Cost of Goods Sold	**$5,776,006.26**
Gross Profit	**$2,078,594.57**

Profit and Loss

PLEI, INC.

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Expenses	
6100 Marketing	0
6110 Marketing Payroll	0
6111 Marketing Salaries	158,510.73
6112 Bonus and Severance	250.00
6114 Payroll Taxes	13,423.31
6115 Marketing Reimbursement	4,093.61
Total for 6110 Marketing Payroll	**$176,277.65**
6120 Marketing Contractors	150,022.54
6130 Advertising	550,046.21
6140 Marketing T&E	119.88
6150 Promos, Samples, Collateral	576.78
6160 Events/Sponsorships	6,279.21
6170 Production	27,219.65
6180 Marketing Software	3,884.50
6199 Misc Marketing	642.53
Total for 6100 Marketing	**$915,068.95**
6200 Operations	0
6210 Operations Payroll	0
6211 Operations Salaries	96,752.37
6212 Bonus and Severance	1,750.00
6214 Payroll Taxes	8,389.61
6215 Operations Reimbursement	338.00
Total for 6210 Operations Payroll	**$107,229.98**
6220 Operations Contractors	0
6221 Customer Support Contractors	196,760.52
6222 Event Hosts	26,792.00
Total for 6220 Operations Contractors	**$223,552.52**
6230 Operations T&E	0
6231 Operations Travel	277.93
Total for 6230 Operations T&E	**$277.93**
6250 3PL Expenses	10,136.03
6260 Game Expenses	7,752.53
Total for 6200 Operations	**$348,948.99**
6300 Sales	0
6310 Sales Payroll	0
6311 Sales Salaries	128,543.39
6312 Bonus and Severance	1,250.00
6314 Payroll Taxes	10,376.44
6315 Sales Reimbursement	6,797.51
Total for 6310 Sales Payroll	**$146,967.34**

Profit and Loss

PLEI, INC.

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
6320 Sales Contractors	77,904.81
Total for 6300 Sales	**$224,872.15**
6400 Product & Engineering	0
6410 Product & Engineering Payroll	0
6411 Product & Engineering Salaries	612,429.40
6412 Bonus and Severance	3,576.92
6414 Payroll Taxes	42,764.65
6415 Product & Engineering Reimbursement	3,826.49
Total for 6410 Product & Engineering Payroll	**$662,597.46**
6420 Product & Engineering Contractors	876,048.91
6440 Product & Engineering Software	82,262.08
6450 Web Design	61,781.32
Total for 6400 Product & Engineering	**$1,682,689.77**
6500 Partnership	0
6510 Partnership Payroll	0
6511 Partnership Salaries	73,881.17
6513 Payroll Fees	4,192.25
6514 Payroll Taxes	5,954.99
6515 Partnership Reimbursement	2,227.74
Total for 6510 Partnership Payroll	**$86,256.15**
6520 Partnership Legal	50.00
6531 Travel	4,090.46
6532 Meal	1,888.61
6560 Partnership Expenses	50,839.86
6570 Partnership Materials	9,910.80
Total for 6500 Partnership	**$153,035.88**
7000 General and Administrative	0
7120 G&A Contractors	3,750.00
7200 G&A T&E	0
7210 G&A Travel	6,671.58
7220 G&A Meals	5,957.39
Total for 7200 G&A T&E	**$12,628.97**
7300 Professional Fees	0
7310 Finance and Accounting	9,900.00
7320 Legal	5,399.00
7330 HR + Recruiting	13,229.50
7340 Other Consultants	16,300.00
Total for 7300 Professional Fees	**$44,828.50**

Profit and Loss

PLEI, INC.

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
7400 Administrative	0
7401 Rent	62,679.28
7405 Utilities	1,076.05
7420 Software & Subscriptions	73,213.10
7430 Supplies	8,162.68
Total for 7400 Administrative	**$145,131.11**
7500 Training and Education	3,200.00
7600 Bank & Merchant Fees	0
7610 Bank Fees	1,715.69
7620 Merchant Fees	883.44
Total for 7600 Bank & Merchant Fees	**$2,599.13**
7710 Licenses and Permits	1,258.75
7720 Insurance	6,971.61
7990 Misc G&A	456.69
Total for 7000 General and Administrative	**$220,824.76**
Uncategorized Expense	2,885.79
Total for Expenses	**$3,548,326.29**
Net Operating Income	**-$1,469,731.72**
Other Income	
8000 Other Income	0
8120 Interest Income	23,945.73
Total for 8000 Other Income	**$23,945.73**
Total for Other Income	**$23,945.73**
Other Expenses	
8200 Other Expenses	0
8220 Interest Expense	11,010.39
8230 Depreciation & Amortization	4,607.48
8240 Taxes	868.46
Total for 8200 Other Expenses	**$16,486.33**
Total for Other Expenses	**$16,486.33**
Net Other Income	**$7,459.40**
Net Income	**-$1,462,272.32**

Balance Sheet

PLEI, INC.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
1110 Ocean Bank Business Checking (8805)	4,970.00
1120 Ocean Business Money Market (3409)	209,922.12
1130 Chase 5312	81,223.29
1140 Wells Fargo Checking (6557)	8,824.85
1150 QuickBooks Checking Account	4,930.10
1160 Paypal	11.67
1170 Coinbase	50,000.00
1180 Invoice Payments Clearing	
1181 PayCheck	
1190 Chase CD 5415	
Total for Bank Accounts	**$359,882.03**
Accounts Receivable	
1200 Accounts Receivable	3,838.00
AR (deleted)	
Total for Accounts Receivable	**$3,838.00**
Other Current Assets	
1300 Prepaid Expenses	10,031.95
1310 Unbilled Revenue	
1320 Undeposited Funds	
1330 Inventory	$477.30
1331 Shopify Inventory	18,054.71
1332 Onboard CC Inventory	76.13
Total for 1330 Inventory	**$18,608.14**
1350 Clearing Accounts	0
1311 Stripe Clearing	
1352 Facilities Clearing	150,217.85
1353 Shopify Clearing	221.96
Total for 1350 Clearing Accounts	**$150,439.81**
1390 Due from Owner	
Uncategorized Asset	
Total for Other Current Assets	**$179,079.90**
Total for Current Assets	**$542,799.93**

Balance Sheet

PLEI, INC.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Fixed Assets	
1400 Fixed Assets	0
1410 Computer & Equipment	14,180.71
1420 Accumulated Depreciation	-4,607.48
Total for 1400 Fixed Assets	**$9,573.23**
Total for Fixed Assets	**$9,573.23**
Other Assets	
1510 Security Deposits	10,174.50
1520 Escrow	
1530 Equipment	
Total for Other Assets	**$10,174.50**
Total for Assets	**$562,547.66**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	27,967.53
Total for Accounts Payable	**$27,967.53**
Credit Cards	
2120 Chase Business Cards	0
2121 Business Card SD 9399	-1,555,657.01
2122 Business Card AD 9407	1,612,988.69
Total for 2120 Chase Business Cards	**$57,331.68**
2190 Chase Credit Card	0
2191 Chase Card AD 3855	174,175.65
2192 Chase Card SD 1289	-174,145.66
Total for 2190 Chase Credit Card	**$29.99**
2193 Chase Credit Line 2001	
Total for Credit Cards	**$57,361.67**
Other Current Liabilities	
2130 Accrued Expenses	-5,230.00
2140 Deferred Revenue	
2141 Player Payment Clearing	-49,252.32
2143 Hosting Clearing	31,637.00
2155 Payroll Clearing	-6,830.25
2160 Sales Tax Payable	525.06
Total for Other Current Liabilities	**-$29,150.51**
Total for Current Liabilities	**$56,178.69**

Balance Sheet

PLEI, INC.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Long-term Liabilities	
2210 Notes Payable	0
2211 Note Payable - TM	
Total for 2210 Notes Payable	**0**
2220 EIDL Loan	201,594.62
2300 Loans from Founders	7,646.30
2400 Crowdfunding	1,000,119.52
2500 Convertible Notes	154,000.00
2990 Accrued Interest Expense	34,580.12
Total for Long-term Liabilities	**$1,397,940.56**
Total for Liabilities	**$1,454,119.25**
Equity	
3800 Retained Earnings	-504,299.27
Net Income	-1,462,272.32
3900 SAFE	1,075,000.00
Total for Equity	**-$891,571.59**
Total for Liabilities and Equity	**$562,547.66**

PLEI, INC.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,462,272.32
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	-3,838.00
1300 Prepaid Expenses	-7,744.32
1330 Inventory	-477.30
1331 Inventory:Shopify Inventory	-12,996.21
1332 Inventory:Onboard CC Inventory	834.47
1352 Clearing Accounts:Facilities Clearing	-126,954.53
1353 Clearing Accounts:Shopify Clearing	610.17
1420 Fixed Assets:Accumulated Depreciation	4,607.48
2100 Accounts Payable	21,967.53
2121 Chase Business Cards:Business Card SD 9399	-1,555,657.01
2122 Chase Business Cards:Business Card AD 9407	1,612,988.69
2191 Chase Credit Card:Chase Card AD 3855	174,175.65
2192 Chase Credit Card:Chase Card SD 1289	-174,145.66
2193 Chase Credit Line 2001	0.00
2130 Accrued Expenses	-5,230.00
2141 Player Payment Clearing	-27,294.94
2143 Hosting Clearing	26,342.00
2155 Payroll Clearing	-6,830.25
2160 Sales Tax Payable	283.31
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-79,358.92
Net cash provided by operating activities	**$ -1,541,631.24**
INVESTING ACTIVITIES	
1410 Fixed Assets:Computer & Equipment	-14,180.71
1520 Escrow	234.87
Net cash provided by investing activities	**$ -13,945.84**
FINANCING ACTIVITIES	
2220 EIDL Loan	-9,491.17
2300 Loans from Founders	-162,216.14
2400 Crowdfunding	397,552.24
2990 Accrued Interest Expense	3,080.04
3900 SAFE	975,000.00
Net cash provided by financing activities	**$1,203,924.97**
NET CASH INCREASE FOR PERIOD	**$ -351,652.11**
Cash at beginning of period	711,534.14
CASH AT END OF PERIOD	**$359,882.03**